UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 2001


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F         |X|     Form 40-F           |_|

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes     |_|               No       |X|

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )

                           MILLENIUM SEACARRIERS, INC.

        REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2001

                                      INDEX

PART I                                                                                                    PAGE
                                                                                                          ----

Item 1.  Financial Information.............................................................................1
                           Consolidated Balance Sheets as of March 31, 2001 (unaudited)
                                    and December 31, 2000..................................................1
                           Unaudited Consolidated Statements of Operations
                                    for the three-month period ended March 31, 2001
                                    and 2000...............................................................2
                           Unaudited Consolidated Statements of Cash Flows
                                    for the three-month period ended March 31, 2001
                                    and 2000...............................................................3
                           Consolidated Statement of Shareholder's Equity/(Deficit)
                                    for the year ended December 31, 2000 and three-month
                                    period ended March 31, 2001 (unaudited)................................4
                           Notes to Consolidated Financial Statements......................................5

Item 2.           Unaudited Management's Discussion and Analysis of Financial Condition and
                           Results of Operations for the three-month period ended March 31, 2001...........8

PART II           Other Information.......................................................................12

Item 1.  Legal Proceedings................................................................................12
Item 2.  Changes Securities...............................................................................12
Item 3.  Defaults Upon Senior Securities..................................................................12
Item 4.  Submission of Matters to a Vote of Security Holders..............................................12
Item 5.  Other Information................................................................................12
Item 6.  Exhibits and Reports on Form 6-K.................................................................12
Signature.................................................................................................12


                                     PART I
Item 1. FINANCIAL INFORMATION

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                               MARCH 31,
                                                                                  2001               DECEMBER 31,
ASSETS                                                                        (UNAUDITED)                2000
------
CURRENT ASSETS
Cash and cash equivalents                                                $           129,083    $         1,616,528
Restricted cash                                                                    6,326,643              3,400,167
                                                                            ------------------      ------------------
                                                                                   6,455,726              5,016,695
Receivables :
   Voyages                                                                           962,826                880,637
   Claims and other                                                                1,837,794                715,447
Inventories and prepaid expenses                                                   1,411,155              2,093,513
                                                                            ------------------      ------------------
          TOTAL CURRENT ASSETS                                                    10,667,501              8,706,292
                                                                            ------------------      ------------------

FIXED ASSETS
Vessels, net of accumulated depreciation of $11,780,983 and
$11,992,543                                                                       79,008,133             84,537,841

Other, net of accumulated depreciation                                               122,134                139,455
                                                                            ------------------      ------------------
          TOTAL FIXED ASSETS                                                      79,130,267             84,677,296

Other assets                                                                       4,204,773              4,690,076
                                                                            ------------------      ------------------

TOTAL ASSETS                                                             $        94,002,541    $        98,073,664
                                                                            ==================      ==================

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
----------------------------------------------

CURRENT LIABILITIES

Trade accounts payable                                                   $         6,865,197    $         6,747,400
Accrued liabilities                                                                6,338,124              7,774,189
Charter revenue received in advance                                                  935,481                799,003
                                                                            ------------------      ------------------
          TOTAL CURRENT LIABILITIES                                               14,138,802             15,320,592
Notes                                                                             96,742,297             96,597,348
                                                                            ------------------      ------------------
          TOTAL LIABILITIES                                                      110,881,099            111,917,940
                                                                            ------------------      ------------------

Commitments and contingencies

SHAREHOLDER'S EQUITY
Common stock and paid in capital                                                  22,900,000             22,900,000
Warrants                                                                           1,200,000              1,200,000
Accumulated deficit                                                             (40,978,558)           (37,944,276)
                                                                            ------------------      ------------------
          TOTAL SHAREHOLDER'S EQUITY                                            (16,878,558)           (13,844,276)
                                                                            ------------------      ------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY/(DEFICIT)                     $        94,002,541    $        98,073,664
                                                                            ==================      ==================


    The accompanying notes are an integral part of these financial statements


                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                              Three-month           Three-month
                                                                             period ended          period ended
                                                                           March 31, 2001        March 31, 2000
                                                                              (unaudited)           (unaudited)
REVENUE
 Freight and hire from voyages                                       $         10,656,458    $       10,521,809
 Voyage expenses                                                              (1,689,309)           (1,768,817)
 Commissions                                                                  (  368,084)             (386,372)
                                                                       --------------------  ---------------------
           NET REVENUE                                                          8,599,065             8,366,620
                                                                       --------------------  ---------------------

 EXPENSES
 Vessel operating expenses                                                      4,818,901             4,132,800
 Management fees                                                                1,282,052             1,342,829
 General and administrative                                                       388,015               348,090
 Depreciation and amortization                                                  1,484,696             1,537,759
 Loss on sale of vessel                                                           407,656                     0
                                                                       --------------------  ---------------------
                                                                                8,381,320             7,361,478

                                                                       --------------------  ---------------------
       OPERATING INCOME                                                           217,745             1,005,142
                                                                       --------------------  ---------------------

 OTHER INCOME / (EXPENSE)
 Interest expense                                                             (3,238,674)           (3,208,653)
 Other income (expense)                                                          (13,353)                82,599
                                                                       --------------------  ---------------------
                                                                              (3,252,027)           (3,126,054)
                                                                       --------------------  ---------------------

 LOSS BEFORE INCOME TAXES                                                     (3,034,282)           (2,120,912)
 INCOME TAX PROVISION                                                                   -                     -
                                                                       --------------------  ---------------------
 NET LOSS                                                            $        (3,034,282)     $     (2,120,912)
                                                                       ====================  =====================


 NET LOSS PER SHARE, BASIC AND DILUTED                                           $ (0.32)              $ (0.22)
                                                                       ====================  =====================

 WEIGHTED AVERAGE SHARES OUTSTANDING                                            9,500,000              9,500,00
                                                                       ====================  =====================





    The accompanying notes are an integral part of these financial statements


                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                             THREE-MONTH             THREE-MONTH
                                                                            PERIOD ENDED            PERIOD ENDED
                                                                          MARCH 31, 2001          MARCH 31, 2000
                                                                             (UNAUDITED)             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $       (3,034,282)    $         (2,120,912)

Adjustments to reconcile net loss to net cash provided by operating activities:
   Loss on sale of vessel                                                        407,656                        -
   Depreciation and amortization                                               1,484,696                1,537,759
   Amortization of bond discount and deferred financing costs                    314,984                  297,803
Changes in operating assets and liabilities
   Decrease/(increase) in Receivables                                            523,464                (321,129)
   Decrease (increase) in Inventories and prepaid expenses                       682,358                 (49,365)
   Increase (decrease) in Trade accounts payable                                  51,470                 (64,101)
   Decrease in Accrued liabilities                                           (2,361,065)              (2,287,802)
   Deferred dry-docking and special survey                                             -                (665,504)
   Increase in Charter revenue received in advance                               136,478                   41,160
                                                                        ------------------     --------------------
NET CASH USED IN OPERATING ACTIVITIES                                        (1,794,241)              (3,632,091)
                                                                        ------------------     --------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessel                                                           (3,000,000)                        -
Additions to vessels                                                            (74,013)                        -
Proceeds from sale of vessels                                                  6,307,285                        -
Purchase of other fixed assets                                                         0                  (5,274)
                                                                        ------------------     --------------------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                      3,233,272                  (5,274)
                                                                        ------------------     --------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Escrow account and restricted cash                             (2,926,476)                 (22,401)
                                                                        ------------------     --------------------
NET CASH USED IN FINANCING ACTIVITIES                                        (2,926,476)                 (22,401)
                                                                        ------------------     --------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                        (1,487,445)              (3,659,766)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               1,616,528                6,903,645
                                                                        ------------------     --------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $           129,083    $           3,243,879
                                                                        ==================     ====================

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid                                                        $         5,837,280    $           5,815,200

Supplemental schedule of non-cash financing activities :
     Notes payable for purchase of vessel                            $           925,000                        -
     Notes receivable for sale of vessels                                    (1,728,000)                        -



    The accompanying notes are an integral part of these financial statements


                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY/(DEFICIT)
                    FOR THE YEAR ENDED DECEMBER 31, 2000 AND
           FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001 (UNAUDITED)






                                     COMMON STOCK
                             AND PAID-IN ACCUMULATED
                                        CAPITAL        WARRANTS         DEFICIT            TOTAL


BALANCE JANUARY 1, 1999               $ 22,900,000    $ 1,200,000      $(3,526,869)     $ 20,573,131

Net Loss for the year ended
December 31, 1999                                                      (18,797,836)     (18,797,836)


                                    --------------  -------------  ---------------- -----------------

BALANCE DECEMBER 31, 1999               22,900,000      1,200,000      (22,324,705)        1,775,295

Net Loss for the year ended
December 31, 2000                                                      (15,619,571)     (15,619,571)
                                    --------------  -------------  ---------------- -----------------


BALANCE DECEMBER 31, 2000               22,900,000      1,200,000      (37,944,276)     (13,844,276)

Net Loss for the the three-month
period ended  March 31, 2001
(unaudited)                                                             (3,034,282)      (3,034,282)
                                    --------------  -------------  ---------------- -----------------
BALANCE MARCH 31, 2001                $ 22,900,000    $ 1,200,000     $(40,978,558)   $ (16,878,558)
                                    ==============  =============  ================ =================



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements


1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc. ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of March 31, 2001, the Company's fleet consisted of 20 vessels. During the quarter ended March 31, 2001, the Company sold two vesels and acquired one vessel.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

The Company incurred losses of approximately $15.6 million and $18.8 million in 2000 and 1999, respectively. In addition, the Company has an accumulated deficit of approximately $41 million and a shareholder's deficit of approximately $16.9 million as of March 31, 2001. The Company has developed and is in the process of implementing a plan that includes the strategic sale of certain of its younger vessels, the proceeds from which will be used to purchase older vessels. Management believes it can operate the vessels acquired profitably over their remaining useful lives, enabling the Company to generate cash flows from its operations. In addition, the Company is in the process of securing a line of credit. Based on these facts and circumstances, management believes that the Company will have the financial resources to meet its obligations as they come due.

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company balances and transactions have been eliminated upon consolidation. For a description of significant accounting policies, see the Notes to the consolidated financial statements in the 2000 annual report on Form 20-F.


2.  ACCRUED LIABILITIES

Accrued liabilities primarily consists of accrued payroll, accrued interest and other accrued expenses. These liabilities at March 31, 2001 were, $1,723,565, $2,437,250 and $1,252,309 respectively, and at December 31, 2000 were $1,459,498, $5,350,840 and $963,851, respectively. Accrued liabilities at March 31, 2001 also includes a note payable of $925,000 due towards the purchase price of the Millenium Scorpio (see Note 4).


3. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 by Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. As amended by Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB 133," the provisions of SFAS 133 were adopted by the Company as of January 1, 2001. Adoption of SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's results of operations or financial position during the first quarter of 2001.


4.  FIXED ASSETS

Fixed assets consists of the Company's fleet of dry bulk carriers and other assets. During the period ended March 31, 2001, the Company sold two vessels for a gross aggregate price of $9.12 million. Proceeds included a note receivable amounting to 20% of net sales price. Net cash proceeds are placed in the collateral account (formerly Escrow). During the period, the Company also purchased a vessel for a gross purchase price of $3.9 million which was partly paid for out of cash in Collateral and a note payable of $925,000. Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, capital improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels.



                                                             Balance at                  Balance at
                                                             ----------                  ----------
                                                           March 31, 2001            December 31, 2000
                                                           --------------            -----------------
Vessels, at cost                                       $           90,789,116      $           96,530,384

Less : accumulated depreciation                                  (11,780,983)                (11,992,543)
                                                       ------------------------    ------------------------
Vessels, net                                           $          79,008,133       $          84,537,841
                                                       ========================    ========================

Other assets, at cost                                  $              236,799      $              236,799
Less : accumulated depreciation                                     (114,665)                    (97,344)
                                                       ------------------------    ------------------------
Other assets, net                                      $              122,134      $              139,455
                                                       ========================    ========================



5.  LONG-TERM DEBT

                                                                                 MARCH 31,           DECEMBER 31,
                                                                                 ---------           ------------
LONG TERM DEBT IS AS FOLLOWS:                                                         2001                   2000
                                                                                      ----                   ----
12% First Priority Ship Mortgage Exchange Notes due 2005
($100 million principal amount at maturity), (the "Notes").
Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999, at a
rate of 12% per annum on the accreted value. The Notes will
mature on July 15, 2005 and will be redeemable, in whole or
part, at the option of the Company at any time on or after
July 15, 2003.                                                                $100,000,000           $100,000,000

Less : Unamortized portion of bond discount                                    (3,257,703)            (3,402,652)

                                                                        ------------------------------------------
Notes                                                                          $96,742,297            $96,597,348
                                                                        ==========================================

The gross bond discount of $4,607,000 at date of issuance is amortized using the effective interest method over the life of the Notes (7 years). Amortization recorded in connection with this discount was $144,949 and $127,768 in the quarters ended March 31, 2001 and 2000, respectively, and is included in interest expense. The deferred financing costs amortized in connection with the debt issue was $170,035 and $170,035 in the quarters ended March 31, 2001 and 2000, respectively, and is included in interest expense.

Semiannual interest payments are made on the Notes on January 15 and July 15 of each year commencing on January 15, 1999. Cash interest payments are made to holders of the Notes based on the Accreted Value of the Notes as defined in the
Note Indenture.

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company's bonds are registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank pari passu in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to which the Notes were issued (the "Notes Indenture"), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture at March 31, 2001.


6.  RELATED PARTY TRANSACTIONS

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. As of March 31, 2001, there is a payable to MMI which is reflected in Accrued liabilities, amounting to $238,209. During the three-month periods ended March 31, 2001 and 2000, respectively, the Company incurred management fees of $1,282,052 and $1,342,829 in connection with the aforementioned agreement.


7.  LOSS ON SALE OF VESSELS

During the quarter ended March 31, 2001, the Company sold two vessels, disposal of which resulted in a loss of $407,656.


8.  CONTINGENCIES

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. As of March 31, 2001, the Company was not aware of any legal proceedings or claims that it believed would have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.


9. SUBSEQUENT EVENTS

In April 2001, the Company acquired a vessel and sold a vessel for a net aggregate price of $3.92 million.

Item 2:  UNAUDITED MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
-------  ----------------------------------------------------------------------
AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001
-------------------------------------------------------------------------

GENERAL
-------


The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize (generally classified as being in the 20,000-49,000 deadweight-ton range) drybulk carriers. As of March 31, 2001, the Company's fleet consisted of 20 vessels totalling 579,138 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels as of June 30, 1999, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company.

The following benchmarks are used by the Company to measure revenues: (i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of 350-days utilization.

The following table sets forth certain statement of operations and other operating data for the Company.

                                                                       Three-month          Three-month
                                                                       ------------         ------------
                                                                      period ended         period ended
                                                                      -------------        ------------
                                                                     March 31, 2001       March 31, 2000
                                                                     --------------       --------------
           Net Revenue                                                   $8,599,065           $8,366,620
           Vessel Operating Expenses                                    (4,818,901)          (4,132,800)
           Mangement Fees                                               (1,282,052)          (1,342,829)
           General and Administrative                                     (388,015)            (348,090)
                                                                   -----------------     ----------------
           Earnings before Interest, Tax,
                 Depreciation and Amortization (Adjusted EBITDA)        $ 2,110,097           $2,542,901
                                                                   =================     ================
           Average utilization                                                97.2%                96.5%
                                                                   =================     ================

Adjusted EBITDA consists of net income prior to deductions for interest expense, income taxes, other income or expense net, depreciation and amortization, impairment write-downs and loss on sale-disposal of vessels. Adjusted EBITDA is not required by United States generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity.


RESULTS OF OPERATIONS for three-month period ended March 31, 2001

NET REVENUE

Net revenue for the three-month period ended March 31,2001 was $8.6 million compared to $8.4 million in the 2000 period. During the period, 76.1% of the Company's gross revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The period consisted of 1,802 ship-operating days. The fleet averaged an utilization rate of 97.2% during the period.

During the period ended March 31, 2001, a number of the Company's vessels were in the spot market. This was mainly because of the annual redelivery of the Laker-type vessels, which are vessels which ply in the Great Lakes trade from Fednav International ("Fednav"). As per terms of the charter contract, Fednav redelivered the Laker-type vessels, the Millenium Condor, Millenium Falcon and Millenium Hawk, for the Winter months when the Great Lakes freeze. These vessels performed a substantial number of spot market voyages during the period. The Millenium Osprey remained with Fednav during this period. The Clipper Pacific, the Millenium Golden Hind, the Millenium Amethyst and the

Millenium Elmar performed spot voyages before being placed on short term time charters. The Millenium Harmony, the Millenium Majestic, the Millenium Leader, the Millenium Aleksander, the Millenium Dawn, the Millenium Express, the Millenium Amanda, the Millenium Raptor, the Millenium Mexico, and the Adamas continue to be on their period charters contracted in 2000. The newly acquired Millenium Scorpio was placed on a short term period charter. The Clipper Atlantic performed spot market trades during the quarter ended March 31, 2001.


VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $4.8 million for the period ended March 31, 2001 compared to $4.1 million for the period ended March 31, 2000. The period ended March 31, 2001 consisted of 1802 ship-operating days compared to 1,820 ship-operating day for period ended March 31, 2000. The average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications, came to $2,674 per day in the period ended March 31, 2001.


MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the period ended March 31, 2001 were $1.28 million compared to $1.34 million for the period ended March 31, 2000.

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries) and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

GENERAL AND ADMINISTRATIVE

These expenses totalled $388,015 for the period ended March 31, 2001 compared to $348,090 for the period ended March 31, 2000. For the period ended March 31, 2001, these expenses included, among other things, legal and professional fees of $294,129 and advisory fees of $75,000 paid to Millenium Advisors, L.L.C.

DEPRECIATION AND AMORTIZATION

Total depreciation for the three-month period ended March 31, 2001 was $1,205,201 compared to $1,332,071 for the period ended March 31, 2000. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). For the period ended March 31, 2001, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $279,497. For the comparable period ended March 31, 2000 total amortization of deferred vessel charges including deferred dry-docking expenses,were $205,688.

LOSS ON SALE

During the period ended March 31, 2001, the Company sold two vessels for an gross aggregate sales price of $9.12 million. The two transactions also included a deferred note receivable from the respective buyers amounting to 20% of net sale price of each vessel amounting to a total of $1,728,000 in notes receivable. Cash proceeds are in the collateral account (formerly Escrow). The sale of the two vessels resulted in a loss of $407,656

INTEREST EXPENSE

For the three-month period ended March 31, 2001, the accrued interest expense on the Company's long-term debt was $2,923,690, compared to $2,910,850 in the three-month period ended March 31, 2000. During the three-month ended March 31, 2001, interest earned on cash balances was $31,903, compared to $71,604 in the quarter ended March 31, 2000. Interest expense in the statement of operations for the quarter ended March 31, 2001 also included amortization of $144,949 recorded in connection with the bond discount relating to the debt issue, and the amortization of $170,035 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the quarter ended March 31, 2000 were $127,768 and $170,035 respectively.

NET LOSS

Net loss for the three-month period ended March 31, 2001 was $3.0 million compared to a net loss of $2.1 million for the three-month period ended March 31, 2000. Earnings for the three-month period ended March 31, 2001 were impacted by relatively higher costs associated with vessel operations and vessel sale and purchase transactions compared to the period ended March 31, 2000. Earnings before interest, taxes, depreciation and amortization, and provision for impairment (adjusted EBITDA) for the quarter ended March 31, 2001 was $2.1 million compared to $2.5 million in the quarter ended March 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a holding company. As of March 31, 2001, it owns all of the issued and outstanding shares of 20 Vessel Owning Subsidiaries.

As of March 31, 2001, the Company's cash position consisted of $129,083 in unrestricted cash and cash equivalents. Restricted cash includes $3.1 million of net proceeds in the collateral account (formerly Escrow) realized from the sale of the Millenium Trader and the Millenium Eagle and the purchase of the Millenium Scorpio.

OPERATING ACTIVITIES

Net cash flows used in operations for the three-month period ended March 31, 2001 were $1.8 million compared to cash used in operations in the quarter ended March 31, 2000 of $3.6 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also continues to have well established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

INVESTING ACTIVITIES

During the quarter ended March 31, 2001, the Company sold the Millenium Trader and the Millenium Eagle for an gross aggregate sales price of $9.12 million. The two transactions also included a deferred note receivable from the respective buyers amounting to 20% of net sale price of each vessel for a total of $1,728,000 in notes receivable. Net cash provided by investing activities in the quarter ended March 31, 2001 were $3.2 million.

FINANCING ACTIVITIES

Net cash used in financing activities during the period ended March 31, 2001 were $2.9 million. This consists of net proceeds from the sale of two vessels and acquisition of a vessel. This compares with negligible financing activity in the period ended March 31, 2000 which primarily consisting of interest earnings on cash in collateral account (formerly Escrow).

The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company intends to change the fleet profile through sale and purchase of vessels and this will be partly assisted by its ability to raise capital through either borrowing activities or from cash generated from operations, or both.

 FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the period ended March 31, 2001, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

The Company does not believe that inflation has had a material impact on its operations during the periods presented, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers and the majority of the Company's vessels are on period time charters.

                                     PART II

ITEM 1.  LEGAL PROCEEDINGS

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.


ITEM 2.  CHANGES IN SECURITIES
-------  ---------------------

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
-------  -------------------------------

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------  ---------------------------------------------------

         None.

ITEM 5.  OTHER INFORMATION
-------  -----------------

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K
-------  --------------------------------

                  a.       Exhibits
                           None

                  b.       Reports on Form 6-K
                           None

SIGNATURES
----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           MILLENIUM SEACARRIERS, INC.

                           By: /s/ Vassilios M. Livanos
                              ----------------------------
                           Name: Vassilios M. Livanos
                           Title:  Chairman

Dated:    May 15, 2001